EXHIBIT 99.5

INTZ Shareholder FAQ - Strategic Questions & Answers

Section 1 – The Big Picture

Q: Why should shareholders believe this transaction is different?

A: Management recognizes that shareholders will ultimately judge the transaction by execution rather than the announcement itself. Management believes the acquisition expands the Company's capabilities, recurring revenue opportunities, AI-related expertise, managed security offerings, and commercial relationships, providing a stronger strategic foundation for the future.

Q: What problem is management trying to solve?

A: Management believes customers increasingly seek integrated cybersecurity platforms that combine software, managed services, AI, and threat intelligence. The transaction is intended to broaden Intrusion's capabilities in response to those market trends.

Q: Why was VigilAigent selected?

A: Management believes VigilAigent complements Intrusion through its managed security expertise, recurring revenue model, commercial relationships, and technology capabilities. The acquisition was pursued based on strategic fit rather than size alone.

Q: Why not continue with the legacy strategy?

A: Management believes the cybersecurity market continues to evolve and that adapting the Company's platform better positions Intrusion for long-term competition.

Section 2 – Strategy

Q: What does the combined company look like?

A: Management's objective is to build a stronger cybersecurity platform that combines technology, AI-enabled capabilities, managed security expertise, proprietary threat intelligence, and expanded customer relationships.

Q: Why is recurring revenue important?

A: Management believes recurring revenue can support a more durable business model through longer-term customer relationships and improved visibility.

Q: What role does AI play?

A: Management believes AI is most valuable when combined with quality data, experienced security professionals, and actionable threat intelligence.

Q: How will management define success?

A: Management believes success should be measured by disciplined integration, customer retention, operational execution, innovation, transparent communication, and long-term operating performance.

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Section 3 – Execution

Q: What has happened since closing?

A: As previously disclosed, management has advanced integration, maintained customer support, identified more than $3 million in annualized operating cost synergies, and continued commercial activity through renewals, new business, and partner engagement.

Q: What still needs to happen?

A: Management continues to focus on integration, customer success, execution of its strategic plan, and realizing the benefits it believes the combined organization can deliver over time.

Q: What should shareholders watch over the coming quarters?

A: Management believes investors should monitor integration progress, customer relationships, operational execution, and future public disclosures.

Q: Is management making guarantees?

A: No. Any discussion of future plans is subject to risks and uncertainties described in the Company's SEC filings.

Section 4 – Proposal 3

Q: Why is shareholder approval required?

A: Proposal 3 seeks the shareholder approval required under applicable Nasdaq rules to complete the transaction framework described in the definitive proxy statement.

Q: Are any shares disqualified from voting on Proposal 3?

A: Yes. In accordance with Nasdaq Rule 5635 and IM-5635-2, the 2,223,549 shares of Common Stock issued to VigilAigent Corp. (Seller) in the First Closing on June 29, 2026, are not entitled to vote on Proposal 3, and any votes cast by such shares on Proposal 3 will be disregarded.

Q: What happens if Proposal 3 is approved?

A: The Company would be able to proceed with the transaction framework as described in the proxy materials, subject to the terms and conditions disclosed therein.

Q: What happens if Proposal 3 is not approved?

A: If Proposal 3 is not approved, the Company will be unable to issue shares of Common Stock in excess of the 19.9% Nasdaq threshold. This limitation could prevent the Company from satisfying closing conditions for the Second Closing or settling contingent Earn-Out Consideration through equity, which could require renegotiating terms, utilizing cash reserves, or seeking alternative financing arrangements.

Q: How do I vote?

A: Follow the instructions included with your proxy materials or contact your broker or bank if your shares are held in street name.

Q: Where can I learn more?

A: Review the CEO Letter to Shareholders, the definitive proxy statement, and future shareholder communications based on publicly disclosed information.

Forward-Looking Statements

This communication contains forward-looking statements regarding the VigilAigent transaction, expected synergies, recurring revenue, integration, and Proposal 3. Actual results may differ materially due to risks described in Intrusion’s SEC filings (including the latest Form 10-K and Form 10-Q). The Company undertakes no obligation to update these statements except as required by law. Read the full proxy statement filed July 20, 2026 before voting. Board recommends FOR Proposal 3.

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